Exhibit 99.3

ADC Therapeutics Reports Second Quarter 2022 Financial Results
and Provides Business Updates

ZYNLONTA® (loncastuximab tesirine-lpyl) net sales of $17.3 million in the second quarter of 2022

Ex-U.S. ZYNLONTA license agreement with Sobi® facilitates global patient access and extends cash runway into early 2025

Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, August 9, 2022 – ADC Therapeutics SA (NYSE: ADCT) today reported financial results for the second quarter ended June 30, 2022 and provided business updates.

“The ZYNLONTA® launch is advancing steadily as we continue to increase awareness and advocacy. There is significant opportunity ahead and we have a focused plan in place to achieve continued growth in the coming quarters,” commented Ameet Mallik, Chief Executive Officer of ADC Therapeutics. “Our pipeline of hematology and solid tumor programs is progressing well with impressive Cami Phase 2 data in Hodgkin lymphoma presented at the EHA Congress in June. Our recent license agreement with Sobi® in Europe gives us worldwide access for ZYNLONTA. We have a strong cash runway extending into early 2025 which makes us well-positioned to execute on our key objectives.”

Recent Highlights and Developments

Corporate Update
•Announced an exclusive license agreement with Swedish Orphan Biovitrum AB (Sobi) for the development and commercialization of ZYNLONTA for all hematologic and solid tumor indications outside of the United States, greater China, Singapore and Japan.
•Appointed David Gilman as Chief Business & Strategy Officer.
•Elected veteran oncology drug developer Jean-Pierre Bizzari, MD, and CEO Ameet Mallik to the Company’s Board of Directors.

Hematology Franchise

ZYNLONTA (loncastuximab tesirine-lpyl)

•ZYNLONTA generated net sales of $17.3 million in the second quarter of 2022.
•Initiated LOTIS-9, the Phase 2 clinical trial of ZYNLONTA in combination with rituximab in unfit or frail first-line diffuse large B-cell lymphoma (DLBCL) patients.
•Initiated LOTIS-7, the Phase 1b clinical trial of ZYNLONTA in combination with other anti-cancer agents.
•Terminated LOTIS-6, the Phase 2 clinical trial of ZYNLONTA in patients with relapsed or refractory follicular lymphoma.
•The Overland ADCT BioPharma joint venture enrolled the first patient in China in the global LOTIS-5 confirmatory Phase 3 clinical trial of Lonca and rituximab in second-line or later transplant ineligible DLBCL patients.
•Overland ADCT Biopharma completed enrollment of the single-agent bridging study in third-line+ DLBCL, which forms the basis for submission of a marketing application in China.

Cami (camidanlumab tesirine) in Hodgkin lymphoma
•Released results from the Phase 2 Hodgkin lymphoma (HL) registrational trial at the European Hematology Association (EHA) 2022 Congress in June. These results showed an overall response rate (ORR) of 70%, a complete response (CR) rate of 33% and a median duration of response (DOR) of 13.7 months. Safety data confirmed the manageable tolerability of Cami in these patients.

Solid Tumor Franchise

ADCT-601 (targeting AXL)
•Initiated the Phase 1b combination trial in multiple solid tumors

Upcoming Expected Milestones

Hematology Franchise

ZYNLONTA
•Present LOTIS-5 safety lead-in data at an upcoming medical meeting in 2H 2022
•Receive a regulatory decision for third-line DLBCL from the Committee for Medicinal Products for Human Use (CHMP), a committee of the European Medicines Agency (EMA), by 1Q 2023.

Cami
•Meet with the U.S. Food and Drug Administration (FDA) for HL pre-Biologics License Application (BLA) meeting in September 2022
•Complete BLA submission for HL to the FDA in 2H 2023

Solid Tumor Franchise

Cami (targeting CD25)
•Preliminary results of safety and clinical activity are anticipated in 2023 for the Phase 1b solid tumor trial of Cami in combination with pembrolizumab

ADCT-901 (targeting KAAG1)
•Preliminary results of safety and tumor response for the Phase 1 dose escalation trial in multiple solid tumors are anticipated in 2023

Second Quarter Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $376.8 million as of June 30, 2022, compared to $466.5 million as of December 31, 2021.

Product Revenue

Product revenue (net) was $17.3 million for the quarter, compared to $3.8 million for the same quarter in 2021. Net revenues are for U.S. sales of ZYNLONTA, which received accelerated approval from the FDA on April 23, 2021.

Cost of product sales

Cost of product sales was $2.3 million for the quarter, compared to $0.1 million for the same quarter in 2021, an increase of $2.1 million associated with $1.9 million of impairment charges primarily related to the manufacturing of antibodies that was not within the Company's specifications. The specification issues did not, and are not expected to, impact the Company’s ability to supply commercial product. In addition, cost of product sales increased due to a full second quarter of sales activity in 2022 as compared to the same period in 2021 due to the commencement of ZYNLONTA sales in May 2021.

Research and Development (R&D) Expenses

R&D expenses were $48.5 million for the quarter ended June 30, 2022, compared to $39.5 million for the same quarter in 2021. As a result of FDA approval of ZYNLONTA in April 2021, the Company reversed $6.8 million of previously recorded impairment charges during the three months ended June 30, 2021, relating to inventory costs incurred for the manufacture of product prior to FDA approval. In addition, R&D expenses increased due to clinical activities to expand ZYNLONTA’s potential market opportunities in earlier lines of therapy and advance the Company’s portfolio of solid tumor programs.

Selling and Marketing (S&M) Expenses

S&M expenses were $17.7 million for the quarter ended June 30, 2022, as compared to $15.2 million for the same quarter in 2021. The increase in S&M expenses is related to the ongoing launch of ZYNLONTA.

G&A Expenses

G&A expenses were $18.2 million for the quarter ended June 30, 2022, compared to $19.4 million for the same quarter in 2021. G&A expenses decreased primarily due to lower share-based compensation expense.

Net Loss and Adjusted Net Loss

Net loss was $64.4 million, or a net loss of $0.84 per basic and diluted share, for the quarter ended June 30, 2022. This compares to a net loss of $72.6 million, or a net loss of $0.95 per basic and diluted share, for the same quarter in 2021. The decrease in net loss for the quarter ended June 30, 2022, as compared to the same period in 2021, was primarily due to higher product revenue, partially offset by the increase in cost of product sales, R&D and S&M expenses. In addition, net loss decreased for the second quarter of 2022 as a result of income arising from changes in the fair value of derivatives associated with our Deerfield Facility Agreement, partially offset by higher interest expense associated with the deferred obligation with Healthcare Royalty Partners.

Adjusted net loss was $56.3 million, or an adjusted net loss of $0.73 per basic and diluted share, for the quarter ended June 30, 2022. This compares to $53.7 million, or an adjusted net loss of $0.70 per basic and diluted share, for the same quarter in 2021.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss second quarter 2022 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the conference call, please register here. Registrants will receive the dial-in number and unique PIN. It is recommended that you join 10 minutes before the event, though you may pre-register at any time. A live webcast of the call will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at www.ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ZYNLONTA® (loncastuximab tesirine-lpyl)

ZYNLONTA® is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with difficult-to-treat disease, including patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, patients with double/triple hit genetics and patients who had stem cell transplant and CAR-T therapy prior to their treatment with ZYNLONTA. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large b-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss

•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.

The following items are excluded from adjusted net loss and adjusted net loss per share:

Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

Certain Other Items: We exclude certain other significant items that we believe do not represent the performance of our business, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives and the effective interest expense associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expenses pursuant to IFRS, and the effective interest expense and a cumulative catch-up adjustment associated with the deferred royalty obligation under the royalty purchase agreement with HealthCare Royalty Partners.

See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, projected revenues and expenses and the timing of revenues and expenses, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Product revenues, net	17,291	3,760	33,789	3,760
License revenue	—	—	30,000	—
Total revenue	17,291	3,760	63,789	3,760

Operating expense
Cost of product sales	(2,266)	(121)	(2,795)	(121)
Research and development expenses	(48,537)	(39,533)	(97,489)	(78,705)
Selling and marketing expenses	(17,659)	(15,221)	(36,029)	(29,132)
General and administrative expenses	(18,240)	(19,367)	(37,251)	(36,949)
Total operating expense	(86,702)	(74,242)	(173,564)	(144,907)
Loss from operations	(69,411)	(70,482)	(109,775)	(141,147)

Other income (expense)
Financial income	16	15	18,324	30
Financial expense	(8,801)	(2,555)	(18,018)	(4,555)
Non-operating income (expense)	12,875	693	26,317	21,923
Total other income (expense)	4,090	(1,847)	26,623	17,398
Loss before taxes	(65,321)	(72,329)	(83,152)	(123,749)
Income tax benefit (expense)	947	(240)	2,117	(347)
Net loss	(64,374)	(72,569)	(81,035)	(124,096)

Net loss attributable to:
Owners of the parent	(64,374)	(72,569)	(81,035)	(124,096)

Net loss per share, basic and diluted	(0.84)	(0.95)	(1.05)	(1.62)

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	376,778	466,544
Accounts receivable, net	20,863	30,218
Inventory	14,650	11,122
Other current assets	12,151	17,298
Total current assets	424,442	525,182
Non-current assets
Property, plant and equipment	3,596	4,066
Right-of-use assets	6,094	7,164
Intangible assets	14,575	13,582
Interest in joint venture	36,817	41,236
Deferred tax asset	34,040	26,049
Other long-term assets	899	693
Total non-current assets	96,021	92,790

Total assets	520,463	617,972

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	13,019	12,080
Other current liabilities	52,384	50,497
Lease liabilities, short-term	909	1,029
Current income tax payable	799	3,754
Convertible loans, short-term	6,573	6,575
Total current liabilities	73,684	73,935
Non-current liabilities
Convertible loans, long-term	89,844	87,153
Convertible loans, derivatives	7,637	37,947
Deferred royalty obligation, long-term	204,423	218,664
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	5,990	6,994
Defined benefit pension liabilities	—	3,652
Total non-current liabilities	331,433	377,949

Total liabilities	405,117	451,884

Equity attributable to owners of the parent
Share capital	6,445	6,445
Share premium	981,818	981,827
Treasury shares	(119)	(128)
Other reserves	133,480	102,646
Cumulative translation adjustments	(358)	183
Accumulated losses	(1,005,920)	(924,885)
Total equity attributable to owners of the parent	115,346	166,088

Total liabilities and equity	520,463	617,972

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
in KUSD (except for share and per share data)	2022	2021	2022	2021
Net loss	(64,374)	(72,569)	(81,035)	(124,096)
Adjustments:
Share-based compensation expense (i)	13,818	18,267	27,728	32,218
Convertible loans, derivatives, change in fair value income (ii)	(14,455)	(2,053)	(30,310)	(23,222)
Convertible loans, first and second tranche, derivatives, transaction costs (iii)	—	148	—	148
Effective interest expense on convertible loans (iv)	3,126	2,450	6,148	4,432
Deferred royalty obligation interest expense (v)	5,545	—	11,687	—
Deferred royalty obligation cumulative catch-up adjustment income (v)	—	—	(18,288)	—
Adjusted net loss	(56,340)	(53,757)	(84,070)	(110,520)

Net loss per share, basic and diluted	(0.84)	(0.95)	(1.05)	(1.62)
Adjustment to net loss per share, basic and diluted	0.11	0.25	(0.04)	0.18
Adjusted net loss per share, basic and diluted	(0.73)	(0.70)	(1.09)	(1.44)
Weighted average shares outstanding, basic and diluted	76,911,713	76,728,714	76,866,968	76,725,210

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted, including any market and other performance conditions, and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. See note 15, “Share-based compensation” to the unaudited condensed consolidated interim financial statements. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans. See note 14, “Convertible loans” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to result in significant changes to the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. These accounting entries have no cash impact.

(iii)The transaction costs allocated to the convertible loan first and second tranche derivative represent actual costs. These are not expected to recur on an ongoing basis.
(iv)Effective interest expense on convertible loans relates to the increase in the value of our convertible loans in accordance with the effective interest method. See note 14, “Convertible loans” to the unaudited condensed consolidated interim financial statements.
(v)Deferred royalty obligation interest expense and cumulative catch-up adjustment relates to the accretion expense on our deferred royalty obligation pursuant to the royalty purchase agreement with HCR and changes in the expected payments to HCR based on a periodic assessment of our underlying revenue projections. See note 16, “Deferred royalty obligation” to the unaudited condensed consolidated interim financial statements.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
+1 917-288-7023

Media
Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com
+1 914-552-4625